SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

TECNOGLASS INC.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G87264 100
(CUSIP Number)

Jose M. Daes, Chief Executive Officer Energy Holding Corporation c/o Tecnoglass Inc. Avenida Circunvalar a 100 mts de la Via 40 Barrio Las Flores Barranquilla, Colombia (57)(5) 3734000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87264 100	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Energy Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,856,223
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,856,223
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,856,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G87264 100	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Joaquin Fernandez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colombia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,856,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,856,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,856,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Alberto Velilla Becerra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colombia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,856,223
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,856,223
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,856,223
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G87264 100	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 1 amends the Schedule 13D filed jointly by Energy Holding Corporation (“EHC”), Joaquin Fernandez and Alberto Velilla Becerra (collectively, the “Reporting Persons”) with respect to ownership of the ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Tecnoglass Inc. (formerly known as Andina Acquisition Corporation), a Cayman Islands company (the “Issuer”) (as previously filed, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 25,301,132 Ordinary Shares outstanding as of June 12, 2015.

Item 3.	Sources of Funds.

Item 3 of the Existing Schedule 13D is hereby supplemented by adding the following to the end of such Item:

Pursuant to the Merger Agreement and on filing of the Issuer’s financial statements for the fiscal year ended December 31, 2014, EHC received an aggregate of 500,000 ordinary shares based on the Issuer’s achievement of specified EBITDA targets set forth in such agreement.

On July 14, 2014, EHC purchased warrants to purchase an aggregate of 789,082 Ordinary Shares (the “Private Warrants”) for total consideration of $394,591. EHC utilized its working capital to acquire such Private Warrants.

Item 4.	Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

The acquisitions reported on in this Schedule 13D were made for investment purposes. Each of the Reporting Persons may from time to time acquire additional securities for investment purposes (including the Earnout Shares and Ordinary Shares issuable upon exercise of the Private Warrants), or dispose of securities, in the open market or in private transactions, including without limitation, sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement described below.

At the date of this Schedule 13D, except as set forth above, and except as is consistent with Mr. Fernandez’s position as an executive officer of the Issuer, the Reporting Persons do not have any plans or proposals which would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. G87264 100	SCHEDULE 13D	Page 6 of 8 Pages

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer’s business or corporate structure;

(g)     Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, EHC holds 21,856,223 Ordinary Shares, which represents approximately 83.8% of the outstanding and issued Ordinary Shares. This amount includes 789,082 Ordinary Shares issuable upon the exercise of 789,082 Private Warrants held by EHC, which are currently exercisable. This amount does not include Earnout Shares that EHC may acquire in the future upon the terms and conditions described in Item 3 above. Messrs. Fernandez and Becerra, as directors of EHC, have shared voting and dispositive power of the Ordinary Shares held by EHC, and may therefore each be deemed to beneficially own all of the shares held by EHC. Neither Mr. Fernandez nor Mr. Becerra holds shares of the Issuer directly. Each of Messrs. Fernandez and Becerra disclaims beneficial ownership of the shares held by EHC, except to the extent of his pecuniary interest thereto.

CUSIP No. G87264 100	SCHEDULE 13D	Page 7 of 8 Pages

Except to the extent EHC may in the future make distributions to its shareholders by which its shareholders would receive dividends from, or the proceeds from the sale of, the Ordinary Shares, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares acquired by the Reporting Persons.

In the past 60 days, the Reporting Persons have not engaged in any transactions involving the Ordinary Shares of the Issuer.

CUSIP No. G87264 100	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 12, 2015

ENERGY HOLDING CORPORATION

By:	/s/ Jose M. Daes
Name: Jose M. Daes
Title: Chief Executive Officer

/s/ Joaquin Fernandez
Joaquin Fernandez

/s/ Alberto Velilla Becerra
Alberto Velilla Becerra